UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

August 3, 2006

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

Set forth below is the text of a press release issued on June 21, 2006.

LUXOTTICA GROUP’S SUNGLASS HUT PRESENCE IN THE MIDDLE EAST TO REACH UP TO 50 STORES OVER NEXT TWO YEARS

Milan, Italy—June 21, 2006—Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX) announced that over the next two years its Sunglass Hut chain will have up to 50 stores in the Middle East thanks to new openings under a five-year franchising agreement signed today with Azal Group, one of the world’s fastest growing retail groups and a leading regional player.

Leonardo Del Vecchio, Chairman of Luxottica Group, commented: “The Middle East is clearly one of the markets with the highest potential for fashion and luxury goods and with an ever growing appetite for leading retail brands such as Sunglass Hut. The product offering of new stores will nicely complement our already strong wholesale coverage of the region by giving our portfolio of leading eyewear brands additional significant exposure to local affluent consumers in their home markets.”

Sunglass Hut is the largest sun specialty retailer in the world, with a total of 1,806 stores mainly in North America, Asia-Pacific and Europe. In the Middle East, Sunglass Hut will be present in the most important high-end shopping malls mainly in the United Arab Emirates and Saudi Arabia. Stores will only carry Luxottica Group leading brands of premium sunglasses, including Bvlgari, Chanel, Dolce & Gabbana, Prada, Versace as well as the world’s best selling sun brand, Ray-Ban.

Azal Group carries a strong franchise portfolio of over 30 diverse brands that features some of the industry’s most recognizable brands. Azal Group has operations in the Middle East and Europe.

About Luxottica Group S.p.A.
Luxottica Group is a global leader in eyewear, with nearly 5,700 optical and sun retail stores in North America, Asia-Pacific, China and Europe and a strong brand portfolio that includes Ray-Ban, the best selling sun and prescription eyewear brand in the world, as well as, among others, license brands Bvlgari, Burberry, Chanel, Dolce & Gabbana, Donna Karan, Prada, Versace and Polo Ralph Lauren, from January 2007, and key house brands Vogue, Persol, Arnette and REVO. In addition to a global wholesale network that touches 130 countries, the Group manages leading retail brands such as LensCrafters and Pearle Vision in North America, OPSM and Laubman & Pank in Asia-Pacific, and Sunglass Hut globally. The Group’s products are designed and manufactured in six Italy-based high-quality manufacturing plants and in the only two China-based plants wholly-owned by a premium eyewear manufacturer. For fiscal year 2005, Luxottica Group (NYSE: LUX; MTA: LUX) posted consolidated net sales of €4.4 billion. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement
Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, the ability to successfully introduce and market new products, the availability of correction alternatives to prescription eyeglasses, the ability to successfully launch initiatives to increase sales and reduce costs, the ability to effectively integrate recently acquired businesses, including Cole National, risks that expected synergies from the acquisition of Cole National will not be realized as planned and that the combination of Luxottica Group’s managed vision care business with Cole National will not be as successful as planned, the impact of the application of APB 25 (Accounting for Stock Issued to Employees) and, as of January 1, 2006, the adoption of SFAS 123 (R) as well as other political, economic and technological factors and other risks referred to in Luxottica Group’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof and, under U.S. securities regulation, Luxottica Group does not assume any obligation to update them.

Set forth below is the text of a press release issued on June 23, 2006.

LUXOTTICA FURTHER EXTENDS ITS COVERAGE OF CHINESE PREMIUM OPTICAL RETAIL MARKET BY ACQUIRING LEADING CHAIN IN SHANGHAI

Milan, Italy—June 23, 2006—Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX) today announced that it will acquire Modern Sight Optics, a leading premium optical chain that operates a total of 28 stores in Shanghai, China.

Leonardo Del Vecchio, chairman of Luxottica Group, commented: “Today’s acquisition is extremely important for our Group as it further extends our coverage of all most important markets in China for fashion and luxury goods to the key Shanghai market. Over the years Shanghai has established itself as the reference market for fashion and lifestyle within China and Modern Sight Optics, with its existing focus on the highest end of the market, provides an ideal platform to further develop our presence in the most dynamic retail market in the country.”

Modern Sight Optics has an existing, clear positioning in the premium segment of the optical market and brings to Luxottica Group 28 highest-end stores in Shanghai. Modern Sight Optics has over time established itself as the reference premium eyewear retail chain among the wealthiest of the city’s population, with stores located in premium and upscale commercial centers and shopping malls mainly in the city downtown area and affluent residential areas.

Today the Group’s optical retail network in Greater China consists of a total of 290 stores. In addition to the stores in Shanghai, the Group has 75 stores in Beijing, 54 in Hong Kong and 133 mainly in the Guangdong province including the city of Guangzhou.

Luxottica Group will acquire 100 percent of the equity interest in Modern Sight Optics for a total consideration of RMB 140 million (approx. Euro 14 million), or approximately two times expected sales for fiscal year 2006.

As customary, completion of the transaction remains subject to approval by the relevant Chinese governmental authorities. Luxottica Group currently anticipates receiving such approvals later in the year. Regarding the Group’s two other retail acquisitions in China, the Xueliang Optical transaction received the necessary approvals in April 2006. Ming Long is still awaiting receipt of such approvals, which Luxottica Group currently also expects to receive in July of this year.

About Luxottica Group S.p.A.
Luxottica Group is a global leader in eyewear, with nearly 5,700 optical and sun retail stores in North America, Asia-Pacific, China and Europe and a strong brand portfolio that includes Ray-Ban, the best selling sun and prescription eyewear brand in the world, as well as, among others, license brands Bvlgari, Burberry, Chanel, Dolce & Gabbana, Donna Karan, Prada, Versace and Polo Ralph Lauren, from January 2007, and key house brands Vogue, Persol, Arnette and REVO. In addition to a global wholesale network that touches 130 countries, the Group manages leading retail brands such as LensCrafters and Pearle Vision in North America, OPSM and Laubman & Pank in Asia-Pacific, and Sunglass Hut globally. The Group’s products are designed and manufactured in six Italy-based high-quality manufacturing plants and in the only two

China-based plants wholly-owned by a premium eyewear manufacturer. For fiscal year 2005, Luxottica Group (NYSE: LUX; MTA: LUX) posted consolidated net sales of €4.4 billion. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement
Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, the ability to successfully introduce and market new products, the availability of correction alternatives to prescription eyeglasses, the ability to successfully launch initiatives to increase sales and reduce costs, the ability to effectively integrate recently acquired businesses, including Cole National, risks that expected synergies from the acquisition of Cole National will not be realized as planned and that the combination of Luxottica Group’s managed vision care business with Cole National will not be as successful as planned, the impact of the application of APB 25 (Accounting for Stock Issued to Employees) and, as of January 1, 2006, the adoption of SFAS 123 (R) as well as other political, economic and technological factors and other risks referred to in Luxottica Group’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof and, under U.S. securities regulation, Luxottica Group does not assume any obligation to update them.

Set forth below is the text of a press release issued on July 27, 2006.

Luxottica ups outlook for FY 06 after posting record 1H06 results, now expects FY 06 net income to grow 24% over previous year

Milan, Italy — July 27, 2006 - Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX), the global leader in the eyewear sector, today announced consolidated U.S. GAAP results for the three- and six-month periods ended June 30, 2006. Financial highlights for the respective periods were as follows:

Second quarter of 20061

•                  Consolidated sales: €1,294.8 million (+13.0%)

•                    Retail sales: €907.1 million (+7.6%); Retail comparable store sales2: +6.4%

•                    Total wholesale sales: €486.4 million (+32.1%)

•                  Consolidated operating income: €217.4 million (+31.2%); Operating margin: 16.8%

•                    Retail operating income: €126.1 million (+25.3%); Retail operating margin: 13.9%

•                    Wholesale operating income: €135.2 million (+49.7%); Wholesale operating margin: 27.8%

•                  Consolidated net income: €121.2 million (+33.1%); Net margin: 9.4%

•                  Earnings per share: €0.27 (US$0.34 per ADS)

First half of 20063

•                  Consolidated sales: €2,556.8 million (+17.1%)

•                    Retail sales: €1,798.0 million (+12.4%); Retail comparable store sales4: +7.3%

•                    Total wholesale sales: €942.0 million (+35.5%)

•                  Consolidated operating income: €408.9 million (+35.3%); Operating margin: 16.0%

•                    Retail operating income: €238.3 million (+34.5%); Retail operating margin: 13.3%

•                    Wholesale operating income: €253.6 million (+50.9%); Wholesale operating margin: 26.9%

•                  Consolidated net income: €224.5 million (+34.1%); Net margin: 8.8%

•                  Earnings per share: €0.50 (US$0.61 per ADS)

Andrea Guerra, chief executive officer of Luxottica Group, commented: “Results for the first half of 2006 were outstanding all around, in all regions and in both our wholesale and retail businesses. We continued to significantly outpace growth in our sector, gaining additional market share in key markets as well as additional visibility and penetration for our brands. This resulted in an improvement in operating income by 35.3%, with operating margin rising significantly by 220 basis points to 16.0%.”

Mr. Guerra continued: “Year-to-date, our business showed signs of strength that we believe are important when looking at the second half of the year and beyond. On the retail front, Pearle Vision’s line-by-line P&L improvement proved that its new business model is the right one. Sunglass Hut posted a fifth quarter in a row of double-digit comparable store sales and its new, completely fashion-focused store environment is attracting the right profile of customers. Similarly, LensCrafters’ renewed focus on premium fashion and the highest standard of service is paying off. In addition, the performance of LensCrafters stores with the new format is particularly encouraging. On the wholesale front, our luxury brands are experiencing extremely strong momentum, with house brands also performing well behind outstanding results from Ray-Ban. At the same time, already strong growth in existing markets was outpaced by significantly higher growth rates in emerging markets. As a result, today we are on track to deliver results for the full year 2006 above our original forecast, with net income expected to grow by up to 24 percent. Growth is then expected to continue beyond 2006 thanks to the many opportunities already existing within our business.”

Luxottica Group now expects to post earnings per share (EPS) for fiscal year 20065 of between €0.93 and €0.94 (or earnings per American Depositary Share of between US$1.16 and US$1.17). Luxottica Group’s updated forecast for fiscal year 2006 is based on a €1 = US$1.2444 average exchange rate for the twelve-month period, in line with the actual average exchange rate for fiscal year 2005.

Mr. Guerra concluded: “I am especially pleased to report that cash flow generation was for yet another quarter one of the highlights of our results, with €150 million before the payment of dividends and acquisitions. This is an important testament to the strength of our business.” On June 30, 2006, Luxottica Group’s consolidated net outstanding debt was €1,505.2 million (compared with net outstanding debt of €1,457.4 million on March 31, 2006), showing a strong improvement compared with June 30, 2005.

The second quarter was a record period for the wholesale business. While sales to third parties — a key measure of our wholesale business — rose by 27.1%, operating margin jumped 330 basis points to 27.8%, in line with all-time highs for our wholesale Division. Main drivers of this performance were: the strength and further improved penetration of the Group’s luxury and fashion brands — mainly Bvlgari, Chanel, Dolce & Gabbana, Prada and Versace; another strong, above 20%-growth quarter by Ray-Ban; and, ongoing success in strengthening ties with key customers around the world through our superior service.

In the retail business, the Group enjoyed another quarter of particularly strong results, especially from operations in North America, with overall performance and comparable store sales growth rates above those of the premium retail sector in that market. LensCrafters posted another above-average quarter, while Sunglass Hut’s comparable store sales rose by over 11%. Similarly, Pearle Vision posted its third consecutive quarter of growth, with comparable store sales up to mid single-digits and further improvements in profitability. In Asia-Pacific, the Group’s optical business continued to be the main driver. Overall, operating profitability for the Group’s retail operations rose by 200 basis points to 13.9% for the quarter, and by 220 basis points to 13.3% for the year-to-date period.

Results for the quarter and the year-to-date period reflect the impact of non-cash expenses for stock options6 of €11 million and €21 million, respectively, compared with no such impact for the first two quarters of 2005.

Luxottica Group’s consolidated results for the second quarter and first half of 2006 were approved today by its Board of Directors.

About Luxottica Group S.p.A.

Luxottica Group is a global leader in eyewear, with nearly 5,700 optical and sun retail stores in North America, Asia-Pacific, China and Europe and a strong brand portfolio that includes Ray-Ban, the best selling sun and prescription eyewear brand in the world, as well as, among others, license brands Bvlgari, Burberry, Chanel, Dolce & Gabbana, Donna Karan, Prada, Versace and Polo Ralph Lauren, beginning January 2007, and key house brands Vogue, Persol, Arnette and REVO. In addition to a global wholesale network that touches 130 countries, the Group manages leading retail brands such as LensCrafters and Pearle Vision in North America, OPSM and Laubman & Pank in Asia-Pacific, and Sunglass Hut globally. The Group’s products are designed and manufactured in six Italy-based high-quality manufacturing plants and in the only two China-based plants wholly-owned by a premium eyewear manufacturer. For fiscal year 2005, Luxottica Group (NYSE: LUX; MTA: LUX) posted consolidated net sales of €4.4 billion. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, the ability to successfully introduce and market new products, the availability of correction alternatives to prescription eyeglasses, the ability to successfully launch initiatives to increase sales and reduce costs, the ability to effectively integrate recently acquired businesses, including Cole National, risks that expected synergies from the acquisition of Cole National will not be realized as planned and that the combination of Luxottica Group’s managed vision care business with Cole National will not be as successful as planned, as well as other political, economic and technological factors and other risks referred to in Luxottica Group’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof and, under U.S. securities regulation, Luxottica Group does not assume any obligation to update them.

Company media and investor relations contacts

Luxottica Group S.p.A.

Luca Biondolillo, Head of Communications

Tel.: +39 (02) 8633 4062

Email: LucaBiondolillo@Luxottica.com

Alessandra Senici, Senior Manager, Investor Relations

Tel.: +39 (02) 8633 4069

Email: AlessandraSenici@Luxottica.com

–   TABLES TO FOLLOW   –

1                    All comparisons, including percentage changes, are between the three-month periods ended June 30, 2006, and 2005

2                    Comparable store sales reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period, and applies to both periods the average exchange rate for the prior period and the same geographic area.

3                    All comparisons, including percentage changes, are between the six-month periods ended June 30, 2006, and 2005

4                    Comparable store sales reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period, and applies to both periods the average exchange rate for the prior period and the same geographic area.

5                    Luxottica Group’s forecast for fiscal year 2006 includes the expected impact of non-cash expenses for stock options, in line with the adoption of SFAS 123 (R) as of June 30, 2006.

6                    The non-cash expenses for stock options for the three- and six-month periods ended June 30, 2006, resulted from the application of SFAS 123 (R).

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE THREE-MONTH PERIODS ENDED

JUNE 30, 2006 AND JUNE 30, 2005

KEY FIGURES IN THOUSANDS OF EURO(4)

	2006	2005	% Change

NET SALES	1,294,817	1,145,566	13.0%

NET INCOME	121,222	91,067	33.1%

EARNINGS PER SHARE (ADS)(2)	0.27	0.20

FULLY DILUTED EARNINGS PER SHARE (ADS)(3)	0.27	0.20

KEY FIGURES IN THOUSANDS OF U.S. DOLLARS(1) (4)

	2006	2005	% Change

NET SALES	1,628,750	1,442,726	12.9%

NET INCOME	152,485	114,690	33.0%

EARNINGS PER SHARE (ADS)(2)	0.34	0.25

FULLY DILUTED EARNINGS PER SHARE (ADS)(3)	0.33	0.25

Notes:	2006	2005
(1) Average exchange rate (in U.S. Dollars per Euro)	1.2579	1.2594
(2) Weighted average number of outstanding shares	452,839,388	449,821,300
(3) Fully diluted average number of shares	455,838,344	452,429,155
(4) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE SIX-MONTH PERIODS ENDED

JUNE 30, 2006 AND JUNE 30, 2005

KEY FIGURES IN THOUSANDS OF EURO(4)

	2006	2005	% Change
NET SALES	2,556,815	2,182,567	17.1%

NET INCOME	224,471	167,405	34.1%

EARNINGS PER SHARE (ADS)(2)	0.50	0.37

FULLY DILUTED EARNINGS PER SHARE (ADS)(3)	0.49	0.37

KEY FIGURES IN THOUSANDS OF U.S. DOLLARS(1) (4)

	2006	2005	% Change

NET SALES	3,142,837	2,803,944	12.1%

NET INCOME	275,920	215,065	28.3%

EARNINGS PER SHARE (ADS)(2)	0.61	0.48

FULLY DILUTED EARNINGS PER SHARE (ADS)(3)	0.61	0.48

Notes :	2006	2005
(1) Average exchange rate (in U.S. Dollars per Euro)	1.2292	1.2847
(2) Weighted average number of outstanding shares	452,433,840	449,524,021
(3) Fully diluted average number of shares	455,655,141	452,216,587
(4) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT
FOR THE THREE-MONTH PERIODS ENDED
JUNE 30, 2006 AND JUNE 30, 2005

In thousands of Euro(1)	2Q06	% of sales	2Q05	% of sales	% Change

NET SALES	1,294,817	100.0%	1,145,566	100.0%	13.0%
COST OF SALES	(392,179)		(364,419)
GROSS PROFIT	902,638	69.7%	781,146	68.2%	15.6%
OPERATING EXPENSES:
SELLING EXPENSES	(416,467)		(393,250)
ROYALTIES	(28,964)		(17,981)
ADVERTISING EXPENSES	(98,292)		(83,428)
GENERAL AND ADMINISTRATIVE EXPENSES	(127,545)		(107,227)
TRADEMARK AMORTIZATION	(13,957)		(13,537)
TOTAL	(685,225)		(615,422)
OPERATING INCOME	217,414	16.8%	165,724	14.5%	31.2%
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(17,821)		(15,946)
INTEREST INCOME	1,939		1,260
OTHER - NET	(7,056)		1,095
OTHER INCOME (EXPENSES) NET	(22,938)		(13,591)
INCOME BEFORE PROVISION FOR INCOME TAXES	194,476	15.0%	152,133	13.3%	27.8%
PROVISION FOR INCOME TAXES	(71,957)		(57,811)
INCOME BEFORE MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	122,519		94,322
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	(1,297)		(3,255)
NET INCOME	121,222	9.4%	91,067	7.9%	33.1%
EARNINGS PER SHARE (ADS)(1)	0.27		0.20
FULLY DILUTED EARNINGS PER SHARE (ADS)(1)	0.27		0.20

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	452,839,388		449,821,300
FULLY DILUTED AVERAGE NUMBER OF SHARES	455,838,344		452,429,155

Notes :

(1)            Except earnings per share (ADS), which are expressed in Euro

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT
FOR THE SIX-MONTH PERIODS ENDED
JUNE 30, 2006 AND JUNE 30, 2005

In thousands of Euro(1)	2006	% of sales	2005	% of sales	% Change
NET SALES	2,556,815	100.0%	2,182,567	100.0%	17.1%
COST OF SALES	(789,006)		(698,478)
GROSS PROFIT	1,767,809	69.1%	1,484,089	68.0%	19.1%
OPERATING EXPENSES:
SELLING EXPENSES	(846,128)		(766,802)
ROYALTIES	(55,618)		(34,528)
ADVERTISING EXPENSES	(185,719)		(149,094)
GENERAL AND ADMINISTRATIVE EXPENSES	(242,881)		(204,911)
TRADEMARK AMORTIZATION	(28,592)		(26,583)
TOTAL	(1,358,937)		(1,181,917)
OPERATING INCOME	408,871	16.0%	302,172	13.8%	35.3%
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(35,409)		(31,753)
INTEREST INCOME	3,599		3,215
OTHER - NET	(11,904)		7,576
OTHER INCOME (EXPENSES) NET	(43,714)		(20,962)
INCOME BEFORE PROVISION FOR INCOME TAXES	365,157	14.3%	281,210	12.9%	29.9%
PROVISION FOR INCOME TAXES	(135,108)		(106,860)
INCOME BEFORE MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	230,049		174,350
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	(5,578)		(6,945)
NET INCOME	224,471	8.8%	167,405	7.7%	34.1%
EARNINGS PER SHARE (ADS)(1)	0.50		0.37
FULLY DILUTED EARNINGS PER SHARE (ADS)(1)	0.49		0.37

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	452,433,840		449,524,021
FULLY DILUTED AVERAGE NUMBER OF SHARES	455,655,141		452,216,587

Notes :

(1) Except earnings per share (ADS), which are expressed in Euro

LUXOTTICA GROUP

CONSOLIDATED BALANCE SHEET
AS OF JUNE 30, 2006, AND DECEMBER 31, 2005

In thousands of Euro	June 30, 2006	December 31, 2005 (1)
CURRENT ASSETS:
CASH	315,506	372,256
ACCOUNTS RECEIVABLE	638,126	461,682
SALES AND INCOME TAXES RECEIVABLE	15,115	45,823
INVENTORIES	397,827	404,331
PREPAID EXPENSES AND OTHER	127,967	93,140
DEFERRED TAX ASSETS - CURRENT	116,703	93,600
ASSETS HELD FOR SALE	10,847	10,847
TOTAL CURRENT ASSETS	1,622,091	1,481,679
PROPERTY, PLANT AND EQUIPMENT – NET	738,488	735,115
OTHER ASSETS
INTANGIBLE ASSETS – NET	2,591,460	2,695,186
INVESTMENTS	16,583	15,832
OTHER ASSETS	88,352	44,980
SALES AND INCOME TAXES RECEIVABLES	729	730
TOTAL OTHER ASSETS	2,697,124	2,756,728
TOTAL	5,057,703	4,973,522
CURRENT LIABILITIES:
BANK OVERDRAFTS	285,178	276,122
CURRENT PORTION OF LONG-TERM DEBT	281,376	111,323
ACCOUNTS PAYABLE	332,638	291,734
ACCRUED EXPENSES AND OTHER	386,788	393,264
ACCRUAL FOR CUSTOMERS’ RIGHT OF RETURN	9,970	7,996
INCOME TAXES PAYABLE	165,234	133,382
TOTAL CURRENT LIABILITIES	1,461,184	1,213,821
LONG TERM LIABILITIES:
LONG TERM DEBT	1,254,176	1,420,049
LIABILITY FOR TERMINATION INDEMNITIES	52,344	56,600
DEFERRED TAX LIABILITIES - NON CURRENT	89,991	127,120
OTHER	196,203	188,421
TOTAL LONG TERM LIABILITIES	1,592,714	1,792,190
COMMITMENTS AND CONTINGENCY:
MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	7,648	13,478
SHAREHOLDERS’ EQUITY:
459,431,123 ORDINARY SHARES AUTHORIZED AND ISSUED — 452,996,337 SHARES OUTSTANDING	27,566	27,479
NET INCOME	224,471	342,294
RETAINED EARNINGS	1,744,120	1,584,260
TOTAL SHAREHOLDERS’ EQUITY	1,996,157	1,954,033
TOTAL	5,057,703	4,973,522

Notes :

(1) Certain amounts of 2005 have been reclassified to conform to 2006 presentation

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS
FOR THE SIX-MONTH PERIODS ENDED
JUNE 30, 2006 AND JUNE 30, 2005
– SEGMENTAL INFORMATION –

In thousands of Euro	Manufacturing and Wholesale	Retail	Inter-Segments Transaction and Corporate Adj.	Consolidated

2006

Net Sales	942,022	1,798,016	(183,223)	2,556,815
EBITDA(1)	280,404	296,741	(64,288)	512,857
% of sales	29.8%	16.5%		20.1%
Operating income	253,604	238,259	(82,992)	408,871
% of sales	26.9%	13.3%		16.0%
Capital Expenditure	39,108	66,136		105,244
Depreciation & Amortization	26,801	58,482	18,704	103,986
Assets	1,877,406	1,381,290	1,799,007	5,057,703

2005

Net Sales	695,195	1,599,638	(112,266)	2,182,567
EBITDA(1)	192,260	231,271	(26,280)	397,252
% of sales	27.7%	14.5%		18.2%
Operating income	168,031	177,121	(42,980)	302,172
% of sales	24.2%	11.1%		13.8%
Capital Expenditure	50,788	50,915		101,703
Depreciation & Amortization	24,229	54,150	16,701	95,080
Assets	1,670,142	1,263,055	2,055,057	4,988,253

Notes :

(1)   EBITDA is the sum of Operating Income and Depreciation & Amortization

LUXOTTICA GROUP

NON-GAAP COMPARISON OF CONSOLIDATED NET SALES
 FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2006,
AND JUNE 30, 2005, ASSUMING CONSTANT EXCHANGE RATES

	2Q 2005	2Q 2006	Adjustment	2Q 2006
	U.S. GAAP	U.S. GAAP	for constant	adjusted
In million of Euro	results	results	exchange rates	results

Consolidated net sales	1,145.6	1,294.8	-1.1	1,293.7

Manufacturing/wholesale net sales	368.3	486.4	-1.0	485.4

Retail net sales	842.9	907.1	-0.6	906.5

	6M 2005	6M 2006	Adjustment	6M 2006
	U.S. GAAP	U.S. GAAP	for constant	adjusted
In million of Euro	results	results	exchange rates	results

Consolidated net sales	2,182.6	2,556.8	-78.7	2,478.1

Manufacturing/wholesale net sales	695.2	942.0	-16.5	925.5

Retail net sales	1,599.6	1,798.0	-69.1	1,728.9

Note:

Luxottica Group uses certain measures of financial performance that exclude the impact of fluctuations in currency exchange rates in the translation of operating results into Euro. The Company believes that these adjusted financial measures provide useful information to both management and investors by allowing a comparison of operating performance on a consistent basis. In addition, since the Luxottica Group has historically reported such adjusted financial measures to the investement community, the Company believes that their inclusion provides consistency in its financial reporting. Further, these adjusted financial measures are one of the primary indicators management uses for planning and forecasting in future periods. Operating measures that assume constant exchange rates between the first six months of 2006 and the first six months of 2005 and the second quarter of 2006 and the second quarter of 2005 are calculated using for each currency the average exchange rate for the six-month period and the three-month period ended June 30, 2005, respectively. Operating measures that exclude the impact of fluctuations in currency exchange rates are not measures of performance under accounting principles generally accepted in the United States (U.S. GAAP). These non-GAAP measures are not meant to be considered in isolation or as a substitute for results prepared in accordance with U.S. GAAP. In addition, Luxottica Group’s method of calculating operating performance excluding the impact of changes in exchange rates may differ from methods used by other companies. See table above for a reconciliation of the operating measures excluding the impact of fluctuations in currency exchange rates to their most directly comparable U.S. GAAP financial measures. The adjusted financial measures should be used as a supplement to U.S. GAAP results to assist the reader in better understanding the operational performance of the Company.

LUXOTTICA GROUP

RECONCILIATION OF THE CONSOLIDATED INCOME STATEMENT
PREPARED IN ACCORDANCE WITH US GAAP AND IAS / IFRS FOR THE PERIOD ENDED JUNE 30, 2006,
PURSUANT TO CONSOB REGULATION N. 27021 OF APRIL 7, 2000 AND IN ACCORDANCE WITH CONSOB
COMMUNICATION DME/5015175 DATED MARCH 10, 2005.

CONSOLIDATED INCOME STATEMENT
FOR THE PERIOD ENDED JUNE 30, 2006

		IFRS 2	IAS 19	IAS 38	IAS 39		Total IAS/IFRS
In thousands of Euro(1)	US GAAP 2006	Stock option	Tfr & Pension	Intan- gibles	Deri- vatives	Other adjs	Adjust- ment	IAS / IFRS 2006(2)
NET SALES	2,556,815					534	534	2,557,349
COST OF SALES	(789,006)		(713)			2,076	1,362	(787,644)
GROSS PROFIT	1,767,809		(713)			2,609	1,896	1,769,705
OPERATING EXPENSES:
SELLING EXPENSES	(846,128)					630	630	(845,498)
ROYALTIES	(55,618)					145	145	(55,473)
ADVERTISING EXPENSES	(185,719)			(193)		815	622	(185,097)
GENERAL AND ADMINISTRATIVE EXPENSES	(242,881)	220	1,455			434	2,109	(240,772)
TRADEMARK AMORTIZATION	(28,592)							(28,592)
TOTAL	(1,358,937)	220	1,455	(193)		2,024	3,506	(1,355,432)
OPERATING INCOME	408,871	220	742	(193)		4,633	5,402	414,273
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(35,409)				(1,345)		(1,345)	(36,754)
INTEREST INCOME	3,599							3,599
OTHER - NET	(11,904)							(11,904)
OTHER INCOME (EXPENSES) NET	(43,714)				(1,345)		(1,345)	(45,059)
INCOME BEFORE PROVISION FOR INCOME TAXES	365,157	220	742	(193)	(1,345)	4,633	4,057	369,214
PROVISION FOR INCOME TAXES	(135,108)		(481)	76	444	(2,824)	(2,785)	(137,893)
INCOME BEFORE MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	230,049	220	261	(117)	(901)	1,809	1,272	231,321
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	(5,578)							(5,578)
NET INCOME	224,471	220	261	(117)	(901)	1,809	1,272	225,743
EARNINGS PER SHARE (ADS) (1)	0.50							0.50
FULLY DILUTED EARNINGS PER SHARE (ADS) (1)	0.49							0.50

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	452,433,840							452,433,840
FULLY DILUTED AVERAGE NUMBER OF SHARES	455,655,141							455,655,141

Notes:

(1)            Except earnings per share (ADS), which are expressed in Euro

(2)            Preliminary data, pending board approval. Final data could differ from those presented herein, although not for a significant amount.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ ENRICO CAVATORTA
DATE: August 3, 2006		ENRICO CAVATORTA
CHIEF FINANCIAL OFFICER